

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

<u>Via E-mail</u>
George Blankenbaker
President
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

      Re: Stevia Corp.
               Registration Statement on Form S-1
               Filed April 8, 2014
               File No. 333-195123

Dear Mr. Blankenbaker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you are registering shares underlying the Additional Convertible Note described on page 4. It also appears that you refer to this as the "Secondary Nomis Bay Note" in footnotes 4 and 5 to the Calculation of Registration Fee table on the registration statement cover page. We note from the registration statement cover page and from page 4 that you have not yet issued this note. Please provide us your legal analysis explaining why you are able to register the resale of shares underlying the Additional Convertible Note given that you have not yet issued that note. Refer to Securities Act Sections Compliance & Disclosure Interpretation 134.01 for guidance.

Selling Security Holders, page 15

2. Please tell us whether any of the selling security holders are broker-dealers. To the extent that any selling shareholders are broker-dealers please revise to name them as underwriters in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

George Blankenbaker
Stevia Corp.
April 29, 2014
Page 3

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.


Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief


cc: Mark C. Lee
        GREENBERG TRAURIG, LLP